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DD 2/11

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-68547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cassel Salpeter & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, Suite 650
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Salpeter 305-438-7702
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

DD 2/20/13

OATH OR AFFIRMATION

I, Scott Salpeter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cassel Salpeter & Co., LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Marina Mendelson
COMMISSION # EE004831
EXPIRES: JUN. 28, 2014
WWW.AARONNOTARY.com

(Notary Public)

(Signature)

President

(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

Cassel Salpeter & Co., LLC
Miami, Florida

We have audited the accompanying financial statements of Cassel Salpeter & Co., LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cassel Salpeter & Co., LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kaufman, Rossin & Co.

Miami, Florida
January 31, 2013

CASSEL SALPETER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
CASH	$	399,443
ACCOUNTS RECEIVABLE		38,550
OTHER ASSETS		19,961
PROPERTY AND EQUIPMENT (NOTE 3)		17,869
	$	475,823
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued liabilities	$	108,708
LEASE COMMITMENT (NOTE 5)		
MEMBER'S EQUITY		367,115
	$	475,823

See accompanying notes.

CASSEL SALPETER & CO., LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUE		
Mergers and acquisition fees	$	1,378,180
Fairness and solvency opinions		660,000
Valuation fees		357,500
Financial advisory and other fees		214,750
Debt fees		90,000
Total revenue		2,700,430
EXPENSES		
Salaries and related costs		2,062,737
Rent (Note 5)		108,883
Insurance		106,642
Advertising and promotion		91,120
Professional fees		61,953
Dues and subscriptions		55,353
Computer and internet expenses		40,326
Retirement plan contribution (Note 4)		40,052
Depreciation and amortization (Note 3)		28,202
Travel		25,219
Meals and entertainment		21,892
Telephone		14,294
Other general and administrative		10,996
Regulatory fees		10,433
Office supplies		8,268
Conference fees		7,639
Total expenses		2,694,009
NET INCOME	$	6,421

See accompanying notes.

CASSEL SALPETER & CO., LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2012

		Total
Member's equity as of December 31, 2011	$	360,694
Net income		6,421
Member's equity as of December 31, 2012	$	367,115

See accompanying notes.

CASSEL SALPETER & CO., LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	6,421
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		28,202
Changes in operating assets and liabilities:		
Accounts receivable		36,825
Other assets	(	1,059)
Accrued liabilities		65,216
Total adjustments		129,184
Net cash provided by operating activities		135,605
CASH - BEGINNING		263,838
CASH - ENDING	$	399,443

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Cassel Salpeter & Co., LLC (the Company), a wholly-owned subsidiary of Telluride Too, LLC, is a broker-dealer specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective September 17, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2012, management has no allowance for doubtful accounts.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed at the lesser of the useful life of the asset or the lease term. The estimated useful lives for furniture and office equipment are three years.

Revenue Recognition

The Company recognizes its revenue as services are provided and collection is reasonably assured. Revenue from two clients accounted for approximately 40% of total revenue for the year ended December 31, 2012.

Advertising and Promotion

Advertising and promotion costs are charged to operations as incurred. For the year ended December 31, 2012, advertising and promotion expense totaled $91,120.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of Telluride Too, LLC.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since inception in 2010 remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2012, the Company's "Net Capital" was $290,735 which exceeded the requirements by $283,488 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.37 to 1.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 consisted of the following:

Furniture	$	57,578
Office equipment		23,432
Leasehold improvements		3,596
		84,606
Less: accumulated depreciation and amortization	(	66,737)
	$	17,869

Depreciation and amortization expense amounted to $28,202 for the year ended December 31, 2012.

NOTE 4. EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan covering all employees. For the year ended December 31, 2012, the Company incurred $40,052 of expense in connection with this plan.

NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring December 2016.

The future minimum rentals under the lease for the years subsequent to December 31, 2012 are as follows:

2013	$	92,253
2014		113,799
2015		117,213
2016		120,727
	$	443,992

Rent expense for the office facility amounted to $99,065 for the year ended December 31, 2012.

SUPPLEMENTARY INFORMATION

CASSEL SALPETER & CO., LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2012

CREDITS		
Member's equity	$	367,115
DEBITS		
Accounts receivable		38,550
Other assets		19,961
Property and equipment		17,869
Total debits		76,380
NET CAPITAL		290,735
MINIMUM NET CAPITAL REQUIREMENT- GREATER OF $5,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $108,708		7,247
EXCESS NET CAPITAL	$	283,488
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.37 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accrued liabilities	$	108,708

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

CASSEL SALPETER & CO., LLC
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2012

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Cassel Salpeter & Co., LLC
Miami, Florida

In planning and performing our audit of the financial statements of Cassel Salpeter & Co., LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
January 31, 2013

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Cassel Salpeter & Co., LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Cassel Salpeter & Co., LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating Cassel Salpeter & Co., LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cassel Salpeter & Co., LLC's management is responsible for Cassel Salpeter & Co., LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
January 31, 2013

SIPC-7 (33-REV 7/10)	SECURITIES INVESTOR PROTECTION CORPORATION P.O. Box 92185 Washington, D.C. 20090-2185 202-371-8300 **General Assessment Reconciliation**	**SIPC-7** (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068547 FINRA DEC
CASSEL SALPETER & CO LLC 15*15
801 BRICKELL AVE STE 650
MIAMI FL 33131-2973

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Scott Salpeter 3054387702

2. A. General Assessment (item 2e from page 2)		$ 6,751.08
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/13/12 Date Paid		(1,939.38)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		4,811.70
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,811.70
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4811.70	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cassel Salpeter & Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 24 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No. — **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,700,430

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2,700,430

2e. General Assessment @ .0025 $ 6751.08

(to page 1, line 2.A.)

SEE BEYOND THE NUMBERS

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

www.kaufmanrossin.com

Cassel Salpeter & Co., LLC

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2012

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

Cassel Salpeter & Co., LLC

Statement of Financial Condition

December 31, 2012

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Cassel Salpeter & Co., LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Cassel Salpeter & Co., LLC as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Cassel Salpeter & Co., LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
January 31, 2013

CASSEL SALPETER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
CASH	$	399,443
ACCOUNTS RECEIVABLE		38,550
OTHER ASSETS		19,961
PROPERTY AND EQUIPMENT (NOTE 3)		17,869
	$	475,823
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued liabilities	$	108,708
LEASE COMMITMENT (NOTE 5)		
MEMBER'S EQUITY		367,115
	$	475,823

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Cassel Salpeter & Co., LLC (the Company), a wholly-owned subsidiary of Telluride Too, LLC, is a broker-dealer specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective September 17, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2012, management has no allowance for doubtful accounts.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed at the lesser of the useful life of the asset or the lease term. The estimated useful lives for furniture and office equipment are three years.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of Telluride Too, LLC.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since inception in 2010 remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2012, the Company's "Net Capital" was $290,735 which exceeded the requirements by $283,488 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.37 to 1.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2012 consisted of the following:

Furniture	$	57,578
Office equipment		23,432
Leasehold improvements		3,596
		84,606
Less: accumulated depreciation and amortization	(	66,737)
	$	17,869

NOTE 4. EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution 401(k) plan covering all employees.

NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring December 2016.

The future minimum rentals under the lease for the years subsequent to December 31, 2012 are as follows:

2013	$	92,253
2014		113,799
2015		117,213
2016		120,727
	$	443,992

SEE BEYOND THE NUMBERS

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

www.kaufmanrossin.com